                                                 October 25, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Attn:	Gregory Dundas

Re:	The Money Tree Inc.
Amendment No. 5 to Registration Statement on Form S-1 filed October 25, 2005
File No. 333-122531
Amendment No. 5 to Registration Statement on Form S-1 filed October 25, 2005
File No. 333-122533

Dear Mr. Dundas:

We are in receipt of your comment letter dated October 7, 2005 and your supplemental comment letter dated October 14, 2005 to The Money Tree Inc. We have addressed your comments in the letters by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced Amendments to the Registration Statement with changes responsive to your comments.

Prospectus Summary, page 6

1.	Please include a recent developments section in the forepart of your document discussing the impact of the recent hurricanes in the Gulf of Mexico region on the company.

Response: We have added a recent developments section within the Prospectus Summary of the prospectus.

Risk Factors, page 11

2.	Please include a risk factor discussing the impact of the recent hurricanes on the company.

Response: We have added the requested risk factor.

Management’s Discussion and Analysis, page 20

3.	Please include a recent developments section detailing significant changes or events which have impacted the company’s results of operations, financial condition and liquidity.

Response: We have added disclosure relating to the hurricanes in a Recent Developments section in MD&A.

October 25, 2005

United States Securities and Exchange Commission

Management’s Discussion and Analysis

Overview, page 18

1.	We note your response to comment 6 of our letter dated August 18, 2005. Please revise your reconciliation on page 21 to:

•	disclose that non-cash items include refinancings;

•	describe the underlying reasons why interest, fees, and insurance premiums represent non-cash items; and

•	provide a footnote quantifying the amount of loans originated that represent the amount of additional cash paid to customers in conjunction with refinancings during each period presented.

Response: We have added the requested disclosures in the footnote to the reconciliation table on page 21.

Analysis of Allowance for Credit Losses, page 24

2.	Please revise your discussion on page 25 to describe how you applied your charge-off policy as disclosed on page F-12 during your review in 2004. Address how the specific factors (e.g., 180 days past due, death of customer who did not elect to purchase credit insurance, etc.) resulted in the significant increase in gross charge-offs.

Response: In accordance with our telephone discussion with Joyce Sweeney and Ben Phippen on October 14, 2005, we determined that the presentation of the gross charge offs including non-file insurance recoveries in the table analyzing the ratio of charge offs to net outstanding finance receivables on page 25 was appropriate even though we view our charge offs net of proceeds we receive from non-file insurance in determining our proper allowance for credit losses. Pursuant to your request, we have revised and enhanced our discussion on page 25 of the events that occurred in fiscal year 2004 relating to the increase in gross charge offs of our direct consumer loans and the increase in non-file claims with our terminated insurance carrier resulting in a departure from our “normal” process of filing and collecting on these claims. Also pursuant to your request, we specifically explained the reasons for the increase in auto sales finance charge offs in 2004.

October 25, 2005

United States Securities and Exchange Commission

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies – Non-file Insurance, page F-12

3.	We note your disclosure on page 25 that you reviewed your loan portfolio for qualifying loans that were eligible for non-file insurance claims and charged off the accounts as required by your non-file insurance agreement. Please revise to describe the eligibility requirements of your non-file insurance agreement. Specifically address the relationship and timing between when you charge-off a loan to when a loan becomes eligible for filing a claim.

Response: We have revised Note 2 to further explain our policies relating to filing and collecting on non-file insurance claims pursuant to our non-file insurance agreement.

Note 3 – Finance Receivables and Allowance for Credit Losses, page F-16

4.	Please revise your analysis of the allowance for credit losses to include gross charge-offs and recoveries related to your direct consumer loans for which you receive proceeds from non-file insurance.

Response: As we discussed during our telephone call, we removed the non-file insurance claims from the charge offs and recoveries in the table analyzing our allowance for credit losses in accordance with FAS 114. We had also previously separately disclosed the amounts recovered from non-file insurance claims on page F-17. Therefore, as we agreed during the call, we respectfully request that you waive this comment.

*        *        *

October 25, 2005

United States Securities and Exchange Commission

Please call me at (229) 246-5288 with any questions you may have.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.